UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Sport Supply Group, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
84916A104

(CUSIP Number)
Robert C. Daugherty
c/o Knowledge Investment Partners Education Company LLC
Suite 270
23240 Chagrin Boulevard
Beachwood, Ohio 44122
(216) 245-0225

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 16, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: The KIP Presidium Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		499,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		499,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	499,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ The number reported in Row (11), above, excludes all Shares beneficially owned by Knowledge Investment Partners Education Fund, L.P., those Shares beneficially owned by Knowledge Investment Partners Education Company LLC in its capacity as sole general partner of Knowledge Investment Partners Education Fund, L.P., those Shares directly owned by Knowledge Investment Partners Education Fund, L.P. as to which Robert C. Daugherty may be deemed to have or share beneficial ownership, and all Shares directly owned by Robert C. Daugherty, as to all of which The KIP Presidium Fund, L.P. disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: Knowledge Investment Partners Education Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ The number reported in Row (11), above, excludes all Shares beneficially owned by The KIP Presidium Fund, L.P., all Shares beneficially owned by KIP Presidium Management LLC, those Shares beneficially owned by Knowledge Investment Partners Education Company LLC in its capacity as sole member of KIP Presidium Management LLC, those Shares directly owned by The KIP Presidium Fund, L.P. as to which Robert C. Daugherty may be deemed to have or share beneficial ownership, and all Shares directly owned by Robert C .. Daugherty, as to all of which Knowledge Investment Partners Education Fund, L.P. disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: KIP Presidium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		499,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		499,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	499,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ The number reported in Row (11), above, excludes all Shares beneficially owned by Knowledge Investment Partners Education Fund, L.P., those Shares beneficially owned by Knowledge Investment Partners Education Company LLC in its capacity as sole general partner of Knowledge Investment Partners Education Fund, L.P., those Shares directly owned by Knowledge Investment Partners Education Fund, L.P. as to which Robert C. Daugherty may be deemed to have or share beneficial ownership, and all Shares directly owned by Robert C. Daugherty, as to all of which KIP Presidium Management LLC disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: Knowledge Investment Partners Education Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		499,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		499,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	499,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ The number reported in Row (11), above, excludes all Shares directly owned by Robert C. Daugherty, as to all of which Knowledge Investment Partners Education Company LLC disclaims beneficial ownership.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	84916A104

1	NAMES OF REPORTING PERSONS: Robert C. Daugherty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		499,700

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		499,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	499,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	84916A104
Item 1. Security and Issuer
     This Schedule 13D (the “Schedule 13D”) is being filed with respect to the Common Stock, par value $0.01 per share (“Shares”), of Sport Supply Group, Inc. (the “Company”). The address of the principal executive offices of the Company is 1901 Diplomat Drive, Farmers Branch, Texas 75234.
Item 2. Identity and Background
     This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements, in accordance with Rule 13d-2, the Schedule 13D filed on January 18, 2008 by the following two limited partnerships (the “KIP Funds”), the following two limited liability companies, and the individual indicated below (collectively, the “Reporting Persons”).
     (a) The Reporting Persons are: The KIP Presidium Fund, L.P., a Delaware limited partnership; Knowledge Investment Partners Education Fund, L.P., a Delaware limited partnership; KIP Presidium Management LLC, a Delaware limited liability company that is the sole general partner of The KIP Presidium Fund, L.P.; Knowledge Investment Partners Education Company LLC, a Delaware limited liability company that is the sole member of KIP Presidium Management LLC and the sole general partner of Knowledge Investment Partners Education Fund, L.P.; and Robert C. Daugherty, an individual who is the manager and sole member of Knowledge Investment Partners Education Company LLC.
     (b) The business address of each of the Reporting Persons is 23240 Chagrin Boulevard, Suite 270, Beachwood, Ohio 44122.
     (c) The KIP Funds are private investment partnerships, the principal business of which is investing in public and private issuers in the education and information services sectors. The principal business of Knowledge Investment Partners Education Company LLC and KIP Presidium Management LLC is to serve as the general partner of the applicable KIP Fund. Knowledge Investment Partners Education Company LLC is also the sole member of KIP Presidium Management LLC. The principal business of Mr. Daugherty is to serve as the manager and sole member of Knowledge Investment Partners Education Company LLC.
Item 4. Purpose of Transaction
     The Reporting Persons are filing this Amendment to report a change in their ownership of the Shares. Following open-market sales of Shares on September 16, 2008 by The KIP Presidium Fund, L.P., the Reporting Persons no longer own in excess of 5% of the Shares.
Item 5. Interest in Securities of the Issuer
     (a), (b) The response of each Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover pages to this Schedule 13D are incorporated herein by reference. The KIP Presidium Fund, L.P. and Knowledge Investment Partners Education Fund, L.P. each disclaims beneficial ownership of any Shares held by any other Reporting Person. KIP Presidium Management LLC disclaims beneficial ownership of any Shares held by any Reporting Person other than The KIP Presidium Fund, L.P. Knowledge Investment Partners Education Company LLC disclaims beneficial ownership of any Shares held by Mr. Daugherty. The filing of this Schedule by the Reporting Persons should not be considered an admission that any such Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of any Shares of the Issuer in which such Reporting Person does not have any ownership and economic interest.
     (b) Rows (7) through (10) of each of the cover pages to this Schedule are hereby incorporated by reference. Rows (7) through (10) set forth the number of Shares as to which each of the Reporting Persons has shared power to vote or direct the vote or to dispose or direct the disposition; and the number of Shares as to which each of the Reporting Persons has sole power to vote or direct the vote or to dispose or direct the disposition.
     (c) During the sixty (60) days prior to September 17, 2008, the following sales of Shares were made by the Reporting Persons on the open market:

Reporting Person	Trade Date	Shares Sold	Price
The KIP Presidium Fund, L.P.	09/17/2008	10,250	12.0212
The KIP Presidium Fund, L.P.	09/15/2008	6,300	12.0081
The KIP Presidium Fund, L.P.	09/11/2008	5,000	12.0322
The KIP Presidium Fund, L.P.	09/11/2008	1,000	12.0510
The KIP Presidium Fund, L.P.	09/10/2008	1,500	12.0473
The KIP Presidium Fund, L.P.	09/10/2008	1,000	12.0860
The KIP Presidium Fund, L.P.	09/10/2008	1,000	12.2300
The KIP Presidium Fund, L.P.	09/09/2008	1,100	12.4336
The KIP Presidium Fund, L.P.	09/09/2008	400	12.3925
The KIP Presidium Fund, L.P.	09/03/2008	500	12.2260
The KIP Presidium Fund, L.P.	09/02/2008	2,500	11.9953
The KIP Presidium Fund, L.P.	08/20/2008	6,000	11.6583
The KIP Presidium Fund, L.P.	08/19/2008	600	11.5125
The KIP Presidium Fund, L.P.	08/15/2008	1,400	11.6071
The KIP Presidium Fund, L.P.	08/14/2008	2,000	11.7103
The KIP Presidium Fund, L.P.	08/12/2008	44,000	11.2500
The KIP Presidium Fund, L.P.	08/06/2008	3,000	11.9658
The KIP Presidium Fund, L.P.	08/04/2008	489	11.7464
The KIP Presidium Fund, L.P.	07/31/2008	511	12.0206
The KIP Presidium Fund, L.P.	07/25/2008	900	11.8978
The KIP Presidium Fund, L.P.	07/23/2008	1,100	10.0000

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 17, 2008

THE KIP PRESIDIUM FUND, L.P.

By: KIP Presidium Management LLC, its General Partner

By:	/s/ Robert C. Daugherty

Robert C. Daugherty, Chairman & Managing Partner

KNOWLEDGE INVESTMENT PARTNERS
EDUCATION FUND, L.P.

By: Knowledge Investment Partners Education Company LLC, its General Partner

By:	/s/ Robert C. Daugherty

Robert C. Daugherty, Chairman & Managing Partner

KIP PRESIDIUM MANAGEMENT LLC

By:	/s/ Robert C. Daugherty

Robert C. Daugherty, Chairman & Managing Partner

KNOWLEDGE INVESTMENT PARTNERS EDUCATION COMPANY LLC

By:	/s/ Robert C. Daugherty

Robert C. Daugherty, Chairman & Managing Partner

/s/ Robert C. Daugherty

ROBERT C. DAUGHERTY